Exhibit No. 12.1

MUFG AMERICAS HOLDINGS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
(In millions, except ratios)	2017	2016	2015	2014	2013
Excluding Interest on Deposits
Income (loss) before income taxes and including noncontrolling interests	$1,333	$1,341	$768	$1,111	$1,082
Fixed Charges:
Interest expense, excluding interest on deposits	734	469	345	303	310
Estimated interest component of net rental expense (1)	51	38	37	37	36
Total fixed charges	785	507	382	340	346
Income before income taxes and including noncontrolling interests, excluding fixed charges	$2,118	$1,848	$1,150	$1,451	$1,428
Ratio of earnings to fixed charges	2.70	3.64	3.01	4.27	4.13

Including Interest on Deposits
Fixed charges	$785	$507	$382	$340	$346
Add: Interest on deposits	241	194	200	238	248
Total fixed charges including interest on deposits	$1,026	$701	$582	$578	$594
Income before income taxes and including noncontrolling interests, excluding fixed charges as above	$2,118	$1,848	$1,150	$1,451	$1,428
Add: Interest on deposits	241	194	200	238	248
Total earnings before income taxes and including noncontrolling interests, excluding fixed charges, and including interest on deposits	$2,359	$2,042	$1,350	$1,689	$1,676
Ratio of earnings to fixed charges	2.30	2.91	2.32	2.92	2.82

(1)	The proportion deemed representative of the interest factor.